UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 21)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R209
(CUSIP Number)

Justin B. Beber Brookfield Asset Management Inc. Brookfield Place 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 (416) 363-9491
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD BRP HOLDINGS (CANADA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BBHC ORION HOLDCO L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
32,859,562

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
32,859,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,859,562

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.51%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) BBHC LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(2) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(2) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

This Amendment No. 21 (this “Amendment No. 21”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield BRP Holdings (Canada) Inc., BBHC Orion Holdco L.P., Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016, Amendment No. 5 to the Original Schedule 13D, filed on December 5, 2016, Amendment No. 6 to the Original Schedule 13D, filed on January 10, 2017, Amendment No. 7 to the Original Schedule 13D, filed on January 23, 2017, Amendment No. 8 to the Original Schedule 13D, filed on February 21, 2017, Amendment No. 9 to the Original Schedule 13D, filed on March 8, 2017, Amendment No. 10 to the Original Schedule 13D, filed on May 17, 2017, Amendment No. 11 to the Original Schedule 13D, filed on October 17, 2017, Amendment No. 12 to the Original Schedule 13D, filed on October 18, 2017, Amendment No. 13 to the Original Schedule 13D, filed on February 7, 2018, Amendment No. 14 to the Original Schedule 13D filed on May 29, 2018, Amendment No. 15 to the Original Schedule 13D, filed on June 6, 2018, Amendment No. 16 to the Original Schedule 13D, filed on June 12, 2018, Amendment No. 17 to the Original Schedule 13D, filed on June 29, 2018, Amendment No. 18 to the Original Schedule 13D, filed on October 8, 2019, Amendment No. 19 to the Original Schedule 13D, filed on January 13, 2020, and Amendment No. 20 to the Original Schedule 13D, filed on March 17, 2020 (as so amended, including by this Amendment No. 21, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

This Amendment No. 21 hereby amends Items 3, 4, 6 and 7 of the Amended Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following:

The description of the Reorganization Transactions set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

As previously announced, on March 16, 2020, the Issuer entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), by and among BEP, BEPC, 2252876 Alberta ULC, an unlimited liability corporation incorporated under the laws of Alberta and a wholly owned direct subsidiary of BEP (“Acquisition Sub”, and, together with BEP and BEPC, the “BEP Entities”), the Issuer and TerraForm Power NY Holdings, Inc., a newly formed New York corporation and a wholly owned direct subsidiary of the Issuer (“Holdings” and, together with the Issuer, the “Company Entities”).

The Reorganization Agreement provides for, among other things, the acquisition by the BEP Entities of the Class A Shares not already owned by BEP and its affiliates (the “Public Shares”) on the terms and subject to the conditions set forth therein.  Pursuant to the Reorganization Agreement, each holder of Public Shares will be entitled to receive for each Public Share held by such holder as consideration 0.381 of Class A shares of BEPC, or, at the election of such holder, 0.381 of BEP units, in each case as adjusted for the BEPC Distribution (as defined and described below) (such 0.381 exchange ratio as adjusted, the “Adjusted Exchange Ratio”) plus any cash paid in lieu of fractional BEP units or Class A shares of BEPC, as applicable (the “Consideration”).  Holders of Public Shares who do not make any election will receive Class A shares of BEPC.  There is no limit on the number of Public Shares that may elect to receive Class A shares of BEPC or BEP units.  Class A shares of BEPC are structured with the intention of being economically equivalent to BEP units, including identical distributions, as and when declared, and will be fully exchangeable at any time, at the option of holders of such Class A share of BEPC, for a BEP unit, initially on a one-for-one basis, subject to adjustment for certain events.

The Reorganization Transactions (as defined below) are intended to be tax deferred for holders of Public Shares. Tax deferral for holders of Public Shares electing to receive Class A shares of BEPC requires a favorable ruling from the IRS on certain aspects of the Reorganization Transactions (the “IRS Ruling”), which has been requested.  Tax deferral for holders of Public Shares electing to receive BEP units does not require receipt of the IRS Ruling.  Consummation of the Reorganization Transactions is not subject to receipt of the IRS Ruling.

The acquisition of the Public Shares will be consummated through a series of transactions (collectively, the “Reorganization Transactions”), including:

●
the merger of the Issuer with and into Holdings, with Holdings surviving such merger (the “Reincorporation Merger”), with (x) each stockholder of the Issuer who does not make an election to receive Holdings Class C Shares (as defined below) (and, upon completion of the BEP Exchange (as defined below), BEP units) receiving a number of Holding’s Class B common stock, par value $0.01 (the “Holdings Class B Shares”), equal to the number of Public Shares held by such stockholder, and (y) each stockholder of the Issuer who makes an election to receive Holdings Class C Shares (and, upon completion of the BEP Exchange, BEP units) receiving a number of Holding’s Class C common stock, par value $0.01 (the “Holdings Class C Shares”), equal to the number of Public Shares held by such stockholder; followed immediately by

●
a series of binding share exchanges effected under New York Business Corporation Law (the “NYBCL”), pursuant to which (x) BEPC will acquire each Holdings Class B Share in exchange for the applicable Consideration described above (the “BEPC Exchange”), consisting of Class A shares of BEPC and cash in lieu of fractional Class A shares of BEPC, and (y) Acquisition Sub will acquire each Holdings Class C Share in exchange for the applicable Consideration described above(the “BEP Exchange” and, together with the BEPC Exchange, the “Share Exchange”), consisting of BEP units and cash in lieu of fractional BEP units.

All outstanding restricted stock units of the Issuer (the “Issuer RSUs”) will be converted into restricted stock units with respect to Holdings Class B Shares (the “Holdings RSUs”) on a one-for-one basis at the effective time of the Reincorporation Merger.  At the effective time of the Share Exchange, each Holdings RSU will then be converted into a time-based restricted stock unit of BEPC with respect to a number of Class A shares of BEPC equal to the product of (i) the number of shares subject to such Holdings RSU immediately prior to the effective time of the Share Exchange and (ii) the Adjusted Exchange Ratio.  Such restricted stock units will be subject to substantially the same terms and conditions as were applicable to the Issuer RSUs (except that the form of payment upon vesting will be in Class A shares of BEPC).

The Company Entities and the BEP Entities each have made customary representations, warranties and covenants in the Reorganization Agreement, in each case generally subject to customary materiality qualifiers. The Company Entities and the BEP Entities have also agreed, subject to certain exceptions, to various other customary covenants and agreements, including agreements to conduct their respective businesses in the ordinary course during the period between the date of the Reorganization Agreement and the closing and, subject to certain exceptions, to refrain from certain actions during that time, including, (i) declaring and making dividends; (ii) acquiring assets if such acquisition would reasonably be expected to prevent, materially delay or materially impede the consummation of the Transaction; (iii) with respect to BEP and BEPC, authorizing or entering into a plan of complete or partial liquidation or dissolution and (iv) amending their organizational documents.  The Issuer has also agreed to refrain from soliciting or responding to alternative proposals for a transaction, except that the board of directors of the Issuer, acting at the recommendation of the Independent Committee, may change its recommendation to stockholders if it determines that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties, subject to a three business day notification period for the BEP Entities.

The consummation of the Reorganization Transactions is conditioned on the satisfaction or waiver (except with respect to the condition set forth in clause (i) below, which is not waivable) of certain events, including, among other matters, (i) the approval by each of (A) the holders of a majority of the Class A Shares outstanding and entitled to vote thereon and (B) the holders of a majority of the Public Shares outstanding and entitled to vote thereon (collectively, the “Requisite Company Stockholder Approvals”), (ii) the Class A shares of BEPC and BEP units to be issued to the Issuer’s stockholders in the Reorganization Transactions having been approved for listing on the New York Stock Exchange and the Toronto Stock Exchange, (iii) applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired and Competition Act, R.S.C., 1985, c. C 34 approval and certain other specified required government approvals having been obtained, (iv) no temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction (collectively, “Restraints”) being in effect preventing, making illegal or prohibiting the consummation of the Reorganization Transactions, (v) effectiveness of certain of the BEP Entities’ F-3 and F-4 registration statements, and (vi) filing of a prospectus in Canada under the applicable securities law.  The Issuer’s obligation to consummate the Reorganization Transactions is also conditioned on the satisfaction or waiver of certain other events, including, (A) receipt by the Issuer of an opinion from Torys LLP with respect to certain tax matters, (B) the contribution of certain assets of BEP into BEPC, and (C) that the BEPC Distribution has occurred or all actions reasonably necessary to cause the BEPC Distribution to occur substantially simultaneously with the closing has occurred.  By reason of the commitment of BBHC LP and Orion US LP under the Voting Agreement (as defined below) to vote their Class A Shares in favor of the Reorganization Transactions, the condition described in clause (i) above will be satisfied if the Reorganization Transactions are approved by the holders of a majority of the Public Shares outstanding and entitled to vote thereon.

The Reorganization Agreement contains certain termination rights for both the Issuer and BEP, including, by mutual consent of the Issuer and BEP; by either the Issuer or BEP, if (i) the Reorganization Transactions have not been consummated on or before December 16, 2020, subject to a further three-month extension under certain circumstances; (ii) if the other party breaches any of its representations, warranties, covenants or other agreements in the Reorganization Agreement that is not reasonably capable of being cured by the end date above or is not cured in accordance with the terms of the Reorganization Agreement and such breach would cause the applicable closing conditions not to be satisfied; (iii) if the condition set forth in clause (iv) of the preceding paragraph has not been satisfied and the Restraint giving rise to such non-satisfaction has become final and nonappealable; and (v) if either of the Requisite Company Stockholder Approvals has not been obtained upon a vote at a duly held meeting.  Additionally, BEP has the right to terminate the Reorganization Agreement if the board of directors of the Issuer, acting at the recommendation of the Independent Committee, changes its recommendation. If the Reorganization Agreement is terminated by either the Issuer or BEP because the Required Company Stockholder Approvals are not obtained, the Issuer will pay to BEP a fee equal to $15,000,000.

The Reorganization Agreement provides that, on or prior to the closing date, the BEP Entities will, and will cause their applicable affiliates to, enter into various other agreements substantially in the forms attached to the Reorganization Agreement, including:

●
a rights agreement between Brookfield and Wilmington Trust, National Association, as the rights agent (referred to in the Reorganization Agreement as the “Rights Agreement”), pursuant to which Brookfield will agree to satisfy the obligations of BEP and BEPC to exchange Class A shares of BEPC for BEP units where BEPC or BEP have not satisfied such exchange request by a holder of Class A shares of BEPC, in each case, subject to the terms and conditions set forth in the Rights Agreement;

●	certain subordinated credit agreements between a BEP and BEPC subsidiary in order to allow for cash management among BEP and its subsidiaries following the closing;

●
an equity commitment agreement by and among BRPHC, BEP and BEPC, pursuant to which (x) for 10 years following closing, BRPHC will agree to subscribe for up to $1 billion of Class C shares of BEPC, the non-voting capital stock in BEPC, in order to fund growth capital investments and acquisitions or working capital and (y) until there are no longer any Class A shares of BEPC held by the public, BEP will agree not to declare or pay any distribution on the BEP units if BEPC does not have sufficient money or other assets to enable BEPC to declare and pay an equivalent dividend on the Class A shares of BEPC; and

●	amended articles of BEPC, which will include the rights, preferences and privileges of the BEPC capital stock, including the Class A shares of BEPC.

The foregoing summary of the Reorganization Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Reorganization Agreement, which is attached hereto as Exhibit 99.30 and referenced herein.

The Reorganization Agreement and the above description of the Reorganization Agreement have been included to provide investors and security holders with information regarding the terms of the Reorganization Agreement. They are not intended to provide any other factual information about the Issuer, the BEP Entities or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Reorganization Agreement were made only for purposes of the Reorganization Agreement and as of specific dates, were solely for the benefit of the parties to the Reorganization Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by certain materiality thresholds and confidential disclosures. The representations, warranties and covenants contained in the Reorganization Agreement were made by each contracting party to the other for the purposes of allocating contractual risk between them with respect to the Reorganization Transactions that differs from the risks applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, the BEP Entities or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Reorganization Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Issuer, BEP or BEPC. Accordingly, investors should read the representations and warranties in the Reorganization Agreement not in isolation but only in conjunction with the other information about the Issuer, BEP, BEPC or any of their respective subsidiaries that they include in reports, statements and other filings they make with the Securities and Exchange Commission (the “SEC”).

The Issuer has agreed to, to the extent requested by BEP, cause any director of the Issuer to execute and deliver a letter effecting his or her resignation as a director or officer as of the effective time of the Share Exchange. BEP currently intends to replace the Issuer's current board of directors with employees of Brookfield or one of its controlled affiliates at the effective time of the Share Exchange.

Upon the consummation of the Reincorporation Merger, the Articles of Incorporation of Holdings and the Bylaws of Holdings as of the effective time of the Reincorporation Merger will become the Certificate of Incorporation and Bylaws of the surviving corporation until amended in accordance with applicable law.

Upon completion of the Share Exchange, the Class A Shares will cease to be quoted on the National Association of Securities Dealers Automated Quotations System and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934.

Concurrently with the closing of the Share Exchange, BEP will undertake a special distribution of Class A shares of BEPC (the “BEPC Distribution”) to holders of BEP units. As a result of the BEPC Distribution, holders of BEP units will receive Class A shares of BEPC for their BEP units in accordance with a distribution ratio to be determined by the board of the general partner of BEP.  Holders of Public Shares who elect to receive BEP units pursuant to the BEP Exchange will not be entitled to receive, and will not receive, Class A shares of BEPC in the BEPC Distribution.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 21 is incorporated by reference into Item 6 of the Amended Schedule 13D.

Simultaneously with the execution of the Reorganization Agreement, the Issuer entered into a Voting Agreement (the “Voting Agreement”) with BBHC LP and Orion US L.P. (together, the “Parent Stockholders”), pursuant to which the Parent Stockholders have agreed, among other things, to vote their respective Class A Shares in favor of the approval of the Reorganization Agreement and against any alternative proposal as further set forth in the Voting Agreement. The Parent Stockholders beneficially own approximately 61.65% of the outstanding Class A Shares.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.31 and referenced herein.

Item 7. Materials to Be Filed as Exhibits.

99.30
Agreement and Plan of Reorganization, dated as of March 16, 2020, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, 2252876 Alberta ULC, TerraForm Power, Inc. and TerraForm Power NY Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on March 20, 2020).

99.31
Voting Agreement, dated as of March 16, 2020, among TerraForm Power, Inc., Orion U.S. Holdings 1 L.P. and BBHC Orion Holdco L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 20, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 20, 2020

ORION US HOLDINGS 1 L.P., by its general partner, ORION US GP LLC

By:	/s/ Fred Day
	Name:	Fred Day
	Title:	President

ORION US GP LLC

By:	/s/ Fred Day
	Name:	Fred Day
	Title:	President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
	Name:	Fred Day
	Title:	President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
	Name:	James Rickert
	Title:	Managing Director

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Senior Vice President and Secretary

BBHC ORION HOLDCO L.P., by its general partner, ORION CANADIAN AIV GP INC.

By:	/s/ Adrienne Moore
	Name:	Adrienne Moore
	Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice-President

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President